UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

10 November 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒            FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐            NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

LG RENEWS CONTRACT WITH TNT LOGISTICS IN ITALY, 8 November 2004

8 November 2004

LG RENEWS CONTRACT WITH TNT LOGISTICS IN ITALY

LG Electronics, the Korean electronics giant has signed a renewal contract with TNT Logistics in Italy. TNT Logistics will continue for another three years to act as the sole logistics provider in Italy for LG.  The activities include the operations of goods receiving, handling and storage, order preparation, dispatch and returns management for the entire range of products marketed by LG Electronics, which are high value products such as white goods (refrigerators and washers), TV sets, PC's, laptops, LC screens and cell phones, throughout Italy.

Since 2000 TNT Logistics Italy has been the sole logistics partner of LG Electronics Italia. TNT Logistics will assign two warehouses to the LG products: Cortemaggiore and Maddaloni.

LG Electronics Italia faces major continuous growth, for example an increase in consolidated sales of 118% compared to 2003. To be able to achieve this growth, LG strengthened its partnership with TNT Logistics, with the aim of enhancing the added value of its own logistics services for its Italian customers.

Gianfranco Sgro, Managing Director of TNT Logistics Italy said he is very pleased with this agreement. “TNT Logistics is dedicated to customer care and this renewal once more proves that our customers are happy with our solutions which help them improve their service levels. Also it confirms TNT Logistics' leadership in handling logistics requirements of major companies in high demanding markets such as consumer electronics.”

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs around 163,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

	By:	/s/ Tanno Massar
Name: Tanno Massar
Title: Director TPG Media Relations

Date: 10 November 2004